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                             March 21, 2023

       Gast  n Paladini
       Chief Executive Officer
       Moolec Science SA
       17, Boulevard F.W. Raiffeisen
       L-2411 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Moolec Science SA
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed on March 17,
2023
                                                            File No. 333-269439

       Dear Gast  n Paladini:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2023 letter.

       Amendment No. 1 to Form F-1 filed March 17, 2023

       General

   1. We note your response to prior comment one. Please revise the statement, "The Selling
                                                        Securityholders
acquired the Ordinary Shares covered by this prospectus at prices ranging from $0.16 per share to
$7.63 per share," to reflect that the sponsor and other selling securityholders
acquired shares at no cost, according to footnotes on page 96.
                                                        Additionally disclose
the price which the selling securityholders paid for the warrants overlying shares being
registered for resale. Specifically cross-reference the risk factor entitled "Sales of a
substantial number of our securities . . . ," or alternatively include disclosure regarding
potential profit in the Selling Securityholders section.
 Gast  n Paladini
Moolec Science SA
March 21, 2023
Page 2
2. We note disclosure on page 12 that the sponsor will transfer 37,000 shares to you in respect of legal fees related to the EarlyBird dispute and place the remaining 154,000 contingency shares into the escrow account to be held during the escrow period. Please revise to clearly state when the shares will be transferred to you and when the escrow period will end. Additionally clarify the treatment of these shares in the context of the offering, with conforming changes throughout the registration statement as appropriate.
3. We note disclosure that appears to indicate the selling securityholders may resell warrants or private warrants pursuant to this registration statement (for example, on the prospectus cover and pages 40 and 82) and further note that the warrants are included on the registration fee table filed as Exhibit 107. If the prospectus will be used to offer warrants, please revise the prospectus cover to clearly identify and quantify these as offered securities, and revise disclosure describing the offering throughout the registration statement as appropriate.
Risk Factors
Sales of a substantial number of our securities in the public market by the Selling
Securityholders . . . . , page 40

4. Please revise to disclose the additional potential profit that (i) your sponsor may realize upon selling the 4,210,000 shares underlying private warrants and (ii) EarlyBird or its related parties may realize upon selling the 64,079 shares acquired at $5.462 per share, according to footnote 13 on page 96.
Selling Securityholders, page 95

5. We note that the table indicates the sponsor is offering 1,950,369 shares, while footnote
         10 indicates the sponsor initially acquired 2,875,000 shares. Please revise your disclosure to reconcile these numbers of shares with each other and with the 2,014,448 shares the sponsor is disclosed to be selling on page 41. Additionally revise your disclosure to clearly address the treatment of the contingency shares and the shares underlying private warrants.
      You may contact Bradley Ecker at (202) 551-4985 or Jennifer Angelini at
(202) 551-
3047 with any questions.



FirstName LastNameGast  n Paladini                               Sincerely,
Comapany NameMoolec Science SA
                                                                Division of
Corporation Finance
March 21, 2023 Page 2                                           Office of
Manufacturing
FirstName LastName